Fushi Copperweld, Inc. TYG Center Tower B, Suite 2601 Dongsanhuan Bei Lu, Bing 2 Beijing, P.R. China 100027 www.fushicopperweld.com

May 31, 2012

Mr. Terence O’Brien

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fushi Copperweld, Inc. December 31, 2011 Form 10-K filed March 15, 2012 File No.1-33669

Dear Mr. O’Brien:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) dated May 3, 2012 (the “Comment Letter”). The Staff’s comments, as numbered in the Comment Letter, are reproduced below, each followed immediately by our response:

Risk factors, page 11

1.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. It appears that the PCAOB, however, is currently unable to inspect the audit work and practices of your auditor. As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, in future filings, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Company response: The Company respectfully advises the Staff that we have included the following risk factor in our Form 10-Q for the first quarter ended March 31, 2012, which was filed on May 10, 2012. We will also include this risk factor in our future Form 10-K filings.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in our annual reports may include audit documentation located in the Peoples’ Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

As an auditor of companies that are traded publicly in the United States and as an audit firm registered with the PCAOB, our independent registered public accounting firm that issued an audit opinion in the financial statements included in our annual report for the fiscal year ended December 31, 2011, which was filed with the U.S. Securities and Exchange Commission, or SEC, is required by the laws of the United States to undergo regular inspections by the PCAOB. Since a significant portion of the audit is conducted in China and the work papers related to such portion are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, the work papers of our auditors that are located in China are not currently inspected by the PCAOB.

Inspections of certain other firms that the PCAOB has been able to conduct in jurisdictions outside of the United States have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. However, the PCAOB is currently unable to inspect an auditor’s audit work related to a company’s operations in China and where such documentation of the audit work is located in China. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditors through such inspections.

The inability of the PCAOB to conduct inspections of our auditors’ work papers in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections.  Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

Shanghai Hongtai, page 15

2.	You address risks associated with the May 2010 Hongtai acquisition. Please tell us, and disclose in future filings, the total assets, revenues, and net income of Hongtai for the most recently completed fiscal year. Absent such disclosure, investors cannot assess the magnitude of this risk. In addition, tell us whether Hongtai was acquired from a related party. Further, please explain to us why its operations were transferred to Fushi Jiangsu (page F-32). Tell us whether any of the properties disclosed on page 22 are used by Hongtai. If Hongtai has no substantive operations, then please clarify the business purpose of the transaction.

Company response: The Company respectfully advises the Staff that the risk associated with the May 2010 Hongtai acquisition as disclosed on page 15 of our Form 10-K was not meant to be a specific risk factor relating to this acquisition but rather a general risk factor for acquisitions made by the Company. The Company will clarify and amend this risk factor in future filings.

The acquisition of Hongtai was insignificant as the total purchase price was $3.9 million representing less than 1.5% of total assets of the Company as of December 31, 2009. The following is a summary of the acquisition date fair value for each major class of assets the Company acquired and liabilities assumed in connection with the acquisition of Shanghai Hongtai Industrial Co., Ltd. (“Hongtai”):

As of May 31, 2010
USD
Fair values of identifiable assets acquired and liabilities assumed
Cash	42,199
Inventories and other current assets	806,183
Equipment	5,091,639
Intangible assets, consisting of patents	292,942
Current liabilities	(3,026,173)
Non-current deferred income tax liabilities	(408,687)
Net identifiable assets acquired	2,798,103
Goodwill	1,101,897
3,900,000

Due to the relative insignificance of this acquisition and for the reasons described below, the Company does not plan to disclose in future filings the total assets, revenues and net income of Hongtai for the most recently completed fiscal year since such information would not be useful or relevant to investors.

The Company advises the Staff that the acquisition of Hongtai was not from a related party. Prior to the acquisition, Hongtai was a manufacturer of copper clad aluminum, or CCA, and copper-clad aluminum magnesium alloy, or CCAM, and served the telecommunication, utility and industrial wire needs in Southeast China. The acquisition of Hongtai enhances the Company’s production capacity and secondary processing capabilities for CCA and CCAM products. Following the Hongtai acquisition in May 2010, the Company transferred Hongtai’s primary equipment and patents to Fushi International (Jiangsu) Bimetallic Cable Co., Ltd. (“Fushi Jiangsu”), a newly established entity located in the city of Yixing, Jiangsu province, where more than 100 telecom and power wire and cable manufacturers are located. The Company believes such relocation would enable the Company to be closer to these manufacturers and leverage the area’s transportation network to deliver CCA and CCAM to our customers in Southeast China more quickly and at a relatively low cost.

As described in the Company’s response to Staff’s comment number 7, Fushi Jiangsu has not started its operations as of December 31, 2011 because it has not obtained the title of the land use right for which it has paid a deposit of RMB63,442,960, equivalent to $9.5 million, in 2010.

The Company advises the Staff that none of the properties disclosed on page 22 of our Form 10-K for the year ended December 31, 2011 are used by Hongtai.

Results of Operations, page 28

3.	In future filings, please quantify the impact that foreign exchange rate variances had on net revenue and cost of net revenue for each period. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Company response: The Company respectfully advises the Staff that it will quantify and disclose the impact that foreign exchange rate variances had on revenues and cost of revenue for each period in future filings.

Liquidity, page 36

4.	In future filings, please disclose the amount of anticipated capital expenditures for the next fiscal year, including an explanation of the nature of the anticipated capital expenditures. Please refer to Item 303(a)(2) of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for guidance.

Company response: The Company respectfully advises the Staff that it will disclose the amount of anticipated capital expenditures for the next fiscal year, including an explanation of the nature of the anticipated capital expenditures, in future filings.

5.	Please tell us, and disclose in future filings, the amounts of repairs and maintenance expense and major renewals and betterments recognized in each period presented. We note that your business is capital intensive and absent such disclosure investors cannot reasonably understand the magnitude of all costs related to maintaining the functionality of your assets. See Section 501.13.d of the Financial Reporting Codification and the statements you made to us in your August 7, 2009 letter.

Company response: The Company respectfully advises the Staff that it will disclose the amount of repairs and maintenance expenses and major renewals and betterments recognized in each period presented in future filings. For the year ended December 31, 2011, the Company incurred total repairs and maintenance expenses of approximately $1.6 million. No major renewals and betterments were recognized for the year ended December 31, 2011.

Note 2(e), page F-12

6.	We understand that nearly 88% of your cash balance is deposited in one PRC bank. In future filings, please disclose the identity of your depository institution either herein or in MD&A so that readers can fully assess the accompanying concentration of credit risk.

Company response: The Company respectfully advises the Staff that it will disclose the name of the depository institution where its cash balance is maintained in future filings. As of December 31, 2011, 88% of the Company’s cash balance is maintained at Industrial and Commercial Bank of China, the largest state-owned bank in China.

Note 2(h), page F-12

7.	Please explain to us the business purpose of the $9.5 million prepaid land use right acquisition made in 2010. Explain why this was prepaid given your disclosure that payment normally is made on the date the right is granted. Explain why you have been unable to obtain title to the land use right given that the payment was made over one year ago. Explain why you believe that this asset is still recoverable. Identify any related parties involved in the transaction.

Company response: The Company respectfully advises the Staff that pursuant to the agreement between Fushi Jiangsu and the Managing Committee of China Yixing Industrial Park for Environmental Science & Technology (“Yixing Industrial Park”), a government organization, Fushi Jiangsu paid the full consideration of RMB63,442,960 (equivalent to $9.5 million) in advance to acquire the land use right of a parcel of land of approximately 151,040 square meters in Yixing, Jiangsu province for the purpose of constructing a manufacturing plant.

Generally, the administrative procedures, including receiving local government’s approval, to obtain the title of the land use right take a short period of time to complete. However, due to the change in the local government’s leadership, the Company has not yet received the local government’s approval to obtain the title of the land use right. Based on recent discussions with Yixing Industrial Park, the Company believes that the advance payment will either be fully refunded or used as payment consideration for another piece of land of similar size if the title for the land use right cannot be ultimately obtained. In addition, the market value of land use rights in the area has appreciated since the deposit was made. As a result, we believe the advance deposit is fully recoverable.

The Company further advises the Staff that no related parties were involved in the transaction.

Note 18 – Business combinations, page F-30

8.	Please address the following regarding the acquisition of Jinchuan.

•	Describe the nature, condition and operating status of the property and equipment acquired in the acquisition. Tell us the carrying value of these assets prior to the acquisition.

Tell us the total assets, revenues and net income of Jinchuan for the most recently completed fiscal year prior to the acquisition, as well as the unit volume of power cables and other products produced.

Company response: The Company respectfully advises the Staff that the property and equipment acquired in the acquisition of Jinchuan include an office building, a plant and equipment used for the production of low and medium voltage power cables. These property and equipment had an average useful life of 12.5 years at the date of acquisition. The carrying amount of these assets prior to the acquisition was $6.0 million as compared to a fair value of $6.1 million of these assets at the date of acquisition.

As of December 31, 2009 (the most recently completed fiscal year prior to the acquisition), total assets of Jinchuan were $11.5 million. For the year ended December 31, 2009, revenues and net income of Jinchuan were $23.6 million and $3.1 million, respectively. The total production volume of power cables in 2009 was approximately 2,700 kilometers. There were no other products produced in Jinchuan.

•	Please describe the specific legal form of the agreement between Mr. Fu and the Jinchuan shareholders that resulted in Mr. Fu being the “majority nominee registered capital holder of Jinchuan between March 2008 and December 2009.” Please provide a detailed explanation of the key terms and conditions, as it appears the arrangement is different than a typical collateral arrangement.

Company response: The Company respectfully advises the Staff that before Mr. Fu became a majority nominee registered capital holder of Jinchuan in March 2008, Jinchuan was owned by three PRC individuals (“Original Shareholders”). The Original Shareholders are not related to Mr. Fu. In March 2008, Mr. Fu, together with another individual acting on behalf of Mr. Fu (“Mr. Fu’s Nominee”), entered into a Share Transfer Agreement with the Original Shareholders pursuant to which the Original Shareholders transferred all of their equity interests in Jinchuan to Mr. Fu and Mr. Fu’s Nominee in exchange for a total consideration of RMB11.1 million, an amount equal to the registered capital of Jinchuan at the date of such transfer. No payment was ever made. The purpose of such transfer was to guarantee a personal loan of RMB 15 million lent by Mr. Fu to the Original Shareholders. It was structured this way because at that time, a share pledge can not be approved by the local government. The purpose to involve Mr. Fu’s Nominee is that under PRC Company Law, Jinchuan, as a limited liability company, is required to have at least two shareholders.

Pursuant to the Share Transfer Agreement which was clarified by a supplemental agreement to the Share Transfer Agreement entered into by all parties, the Original Shareholders continue to retain their control and owners rights over Jinchuan, including voting rights, rights to the dividends, return and residual value of Jinchuan, rights to the assets and obligations to the liabilities. Mr. Fu did not have any rights to any portion of the net assets or net liabilities of Jinchuan nor did he have rights to Jinchuan’s earnings (losses). As a result, he was only a majority nominee registered capital holder of Jinchuan between March 2008 and December 2009. Mr. Fu was also not involved in the operation or management of Jinchuan during the period.

•	Explain the exact form of the transaction in December 2009 that resulted in Mr. Fu no longer being a capital holder of Jinchuan and provide a detailed explanation of all material terms and conditions. Tell us whether Mr. Fu or other related parties had any further involvement with Jinchuan after this transaction.

Company response: The Company respectfully advises the Staff that prior to the Company’s acquisition of Jinchuan in January 2010, Mr. Fu and Mr. Fu’s Nominee transferred the registered capital interest in Jinchuan to two individual nominee shareholders (“Nominee Shareholders”) designated by the Original Shareholders to facilitate the Company’s acquisition and to clarify that the substance of the acquisition by the Company was not from a related party as described above. The total consideration for the transfer was RMB 11.1 million, an amount equal to the registered capital of Jinchuan at the time of transfer. No payment was ever made. As a result of the transfer in December 2009, Mr. Fu was no longer a majority nominee registered capital holder of Jinchuan.

Mr. Fu or other related parties had no further involvement with Jinchuan after this transaction.

Pursuant to the share transfer agreement dated January 21, 2010, Fushi International acquired 100% of the equity interest in Jinchuan from the Nominee Shareholders in exchange for a total consideration of $10.15 million in cash. Fushi International paid the total consideration of $10.15 million to the Nominee Shareholders in two installments on February 5, 2010 ($5,075,000) and January 31, 2011 ($5,075,000), who then simultaneously wired the same amounts to the Original Shareholders of Jinchuan.

•	Please tell us when Mr. Fu was reimbursed by the selling shareholders of Jinchuan for the RMB15 million loan and whether he was reimbursed with a cash payment or other consideration.

Company response: The Company respectively advises the Staff that Mr. Fu was reimbursed by the selling shareholders of Jinchuan for the RMB15 million loan on February 16, 2011. The reimbursement was paid in cash.

•	Disclose any relationships with Jinchuan and its shareholders at the date of acquisition, including any involvement by Mr. Fu and related parties in the management or operations of Jinchuan.

Company response: The Company respectfully advises the Staff that prior to the acquisition, Jinchuan purchased a total of RMB1.3 million of CCA from the Company to be used in the production of power cables during the year ended December 31, 2009. The amount of the purchase was insignificant and was made in the normal course of business. There were no preexisting relationship between the Company, Jinchuan and the Original Shareholders at the date of the acquisition. Mr. Fu did not have any involvement in the operation or management of Jinchuan prior to the acquisition.

9.	You disclose that $23 million was advanced by Mr. Fu in 2010 to establish Fushi Jiangsu, which according to page F-32 has no operations. Please explain to us the business purpose of this transaction. Explain why operations have not commenced. Quantify the carrying value of all Fushi Jiangsu assets that are included in your 12/31/11 consolidated total asset balance. Explain why you believe these assets are not impaired.

Company response: The Company respectfully advises the Staff that $23 million was advanced by Mr. Fu because the Company did not have sufficient U.S. dollars at the time or date of the establishment of Fushi Jiangsu. The purpose of establishing Fushi Jiangsu was to carry on and to expand the continuing business of Hongtai in Southeast China. As described below, in October 2010, the Company repaid Mr. Fu RMB 153,170,000, equivalent to $23 million at the prevailing exchange rate on the date of the repayment.

Fushi Jiangsu has not commenced any operations as of December 31, 2011, because as described in our response to Staff’s comment number 7, it has not obtained the title of the land use right to build a manufacturing plant.

The carrying amount of Fushi Jiangsu’s assets as at December 31, 2011 was $28,714,421 as follows:

December 31, 2011 (USD)
Deposits for land use rights	10,090,621
Equipment	4,608,365
Intercompany receivable from Fushi International	13,297,068
Other assets	718,367
Total assets	28,714,421

The intercompany receivable from Fushi international was eliminated upon consolidation and therefore, is not included in the Company’s consolidated balance sheet as of December 31, 2011.

The deposit for land use rights is not considered impaired due to the reasons described in our response to Staff’s comment number 7.

The equipment is not considered impaired because (1) all equipment can be transferred to our Dalian facility without incurring significant costs; (2) certain equipment was transferred to our Dalian facility and put in use in December 2011; and (3) no observable decline in the fair value of the equipment due to the proximity between the date when the equipment was acquired (January 2010) and December 31, 2011.

Other assets mainly represent cash and receivables, whose carrying amounts approximated their respective fair values as of December 31, 2011.

Please tell us whether the amounts advanced by Mr. Fu in September and October 2010 were denominated in U.S. dollars or Chinese Yuan Renminbi, provide the exact amounts transferred and explain the method of transfer. Tell whether the cash repayment to Mr. Fu in October 2010 was denominated in U.S. dollars or Chinese Yuan Renminbi and tell us the exact amounts paid.

Company response: The Company respectfully advises the Staff that the total amount of $23 million advanced by Mr. Fu in September and October 2010 was denominated in U.S. dollars. The Company received $23 million through a wire transfer. In October 2010, the Company repaid Mr. Fu by wiring RMB153,170,000, which is equivalent to $23 million using the prevailing foreign exchange rate of USD against RMB on the repayment date, to Mr. Fu.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Craig Studwell

Craig Studwell

Chief Financial Officer